Exhibit 99.3

Responsibility for Financial Reporting

The consolidated financial statements and all financial information contained in the annual report are the responsibility of management.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and, where appropriate, have incorporated estimates based on the best judgment of management.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the internal control framework set out in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2015.

The Board of Directors (“the Board”) is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control, and is responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through the Audit, Finance and Risk Committee (“the Committee”).

The Committee consists of four non-management directors, all of whom are independent as defined by the applicable rules in Canada and the United States. The Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibility relating to: the integrity of the Company’s financial statements, news releases and securities filings; the financial reporting process; the systems of internal accounting and financial controls; the professional qualifications and independence of the external auditor; the performance of the external auditors; risk management processes; financing plans; pension plans; and the Company’s compliance with ethics policies and legal and regulatory requirements.

The Committee meets regularly with management and the Company’s auditors, KPMG LLP, Chartered Professional Accountants, to discuss internal controls and significant accounting and financial reporting issues. KPMG has full and unrestricted access to the Committee. KPMG audited the consolidated financial statements and the effectiveness of internal controls over financial reporting. Their opinions are included in the annual report.

A. Terence Poole Chairman of the Audit, Finance and Risk Committee March 7, 2016	John Floren President and Chief Executive Officer	Ian Cameron Senior Vice President, Finance and Chief Financial Officer

42    2015 Methanex Corporation Annual Report

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Methanex Corporation:

We have audited the accompanying consolidated statements of financial position of Methanex Corporation as of December 31, 2015 and December 31, 2014 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of Methanex Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Methanex Corporation as of December 31, 2015 and December 31, 2014, and its consolidated financial performance and its consolidated cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Methanex Corporation’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 7, 2016 expressed an unqualified opinion on the effectiveness of Methanex Corporation’s internal control over financial reporting.

Chartered Professional Accountants

Vancouver, Canada

March 7, 2016

2015 Methanex Corporation Annual Report    43

Report of Independent Registered Public Accounting Firm

The Shareholders and Board of Directors of Methanex Corporation:

We have audited Methanex Corporation’s (“the Company”) internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years then ended and our report dated March 7, 2016 expressed an unqualified (unmodified) opinion on those consolidated financial statements.

Chartered Professional Accountants

Vancouver, Canada

March 7, 2016

44    2015 Methanex Corporation Annual Report

Consolidated Statements of Financial Position

(thousands of US dollars, except number of common shares)

As at	Dec 31 2015	Dec 31 2014
ASSETS
Current assets:
Cash and cash equivalents	$254,934	$951,600
Trade and other receivables (note 3)	504,350	404,363
Inventories (note 4)	253,234	306,802
Prepaid expenses	19,560	23,137
	1,032,078	1,685,902
Non-current assets:
Property, plant and equipment (note 5)	3,158,782	2,778,078
Investment in associate (note 6)	224,165	216,235
Other assets (note 7)	79,018	95,125
	3,461,965	3,089,438
	$4,494,043	$4,775,340
LIABILITIES AND EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$508,639	$566,881
Current maturities on long-term debt (note 8)	47,864	193,831
Current maturities on other long-term liabilities (note 9)	25,439	59,118
	581,942	819,830
Non-current liabilities:
Long-term debt (note 8)	1,488,026	1,528,207
Other long-term liabilities (note 9)	231,745	140,861
Deferred income tax liabilities (note 15)	223,757	233,225
	1,943,528	1,902,293
Equity:
Capital stock
25,000,000 authorized preferred shares without nominal or par value
Unlimited authorization of common shares without nominal or par value
Issued and outstanding common shares at December 31, 2015 were 89,671,198 (2014 – 92,326,487)	509,464	521,022
Contributed surplus	2,426	2,803
Retained earnings	1,235,615	1,262,961
Accumulated other comprehensive loss	(27,776)	(413)
Shareholders’ equity	1,719,729	1,786,373
Non-controlling interests	248,844	266,844
Total equity	1,968,573	2,053,217
	$4,494,043	$4,775,340

Commitments and contingencies (notes 6 and 21)

See accompanying notes to consolidated financial statements.

Approved by the Board:

A. Terence Poole (Director)	John Floren (Director)

2015 Methanex Corporation Annual Report    45

Consolidated Statements of Income

(thousands of US dollars, except number of common shares and per share amounts)

For the years ended December 31	2015	2014
Revenue	$2,225,602	$3,223,399
Cost of sales and operating expenses (note 10)	(1,857,899)	(2,425,821)
Depreciation and amortization (note 10)	(194,849)	(142,738)
Gain on termination of terminal services agreement	65,000	–
Argentina gas settlement	–	42,000
Operating income	237,854	696,840
Earnings of associate (note 6)	51,842	9,132
Finance costs (note 11)	(69,859)	(37,042)
Finance income and other expenses	(6,487)	(7,285)
Income before income taxes	213,350	661,645
Income tax expense (note 15):
Current	(5,487)	(79,865)
Deferred	(5,510)	(75,472)
	(10,997)	(155,337)
Net income	$202,353	$506,308
Attributable to:
Methanex Corporation shareholders	$200,617	$454,610
Non-controlling interests	1,736	51,698
	$202,353	$506,308
Income per share for the period attributable to Methanex Corporation shareholders:
Basic net income per common share (note 12)	$2.21	$4.79
Diluted net income per common share (note 12)	$2.01	$4.55
Weighted average number of common shares outstanding	90,647,860	94,996,094
Diluted weighted average number of common shares outstanding	91,345,723	96,193,981

See accompanying notes to consolidated financial statements.

46    2015 Methanex Corporation Annual Report

Consolidated Statements of Comprehensive Income

(thousands of US dollars)

For the years ended December 31	2015	2014
Net income	$202,353	$506,308
Other comprehensive (loss) income:
Items that may be reclassified to income:
Change in fair value of cash flow hedges (note 18)	(39,731)	1,306
Forward elements excluded from hedging relationship (note 18)	(2,826)	–
Change in fair value of interest rate swap contracts	(12)	412
Realized loss on interest rate swap contracts reclassified to finance costs	3,205	13,181
Items that will not be reclassified to income:
Actuarial (losses) gains on defined benefit pension plans (note 20(a))	(1,371)	32
Taxes on above items	13,427	(4,501)
	(27,308)	10,430
Comprehensive income	$175,045	$516,738
Attributable to:
Methanex Corporation shareholders	$172,191	$459,773
Non-controlling interests	2,854	56,965
	$175,045	$516,738

See accompanying notes to consolidated financial statements.

2015 Methanex Corporation Annual Report    47

Consolidated Statements of Changes in Equity

(thousands of US dollars, except number of common shares)

	Number of common shares	Capital stock	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Shareholders’ equity	Non-controlling interests	Total equity
Balance, December 31, 2013	96,100,969	$531,573	$4,994	$1,126,700	$(5,544)	$1,657,723	$247,610	$1,905,333
Net income	–	–	–	454,610	–	454,610	51,698	506,308
Other comprehensive income	–	–	–	32	5,131	5,163	5,267	10,430
Compensation expense recorded for stock options	–	–	777	–	–	777	–	777
Issue of shares on exercise of stock options	536,724	10,657	–	–	–	10,657	–	10,657
Reclassification of grant-date fair value on exercise of stock options	–	2,968	(2,968)	–	–	–	–	–
Payments for shares repurchased	(4,311,206)	(24,176)	–	(228,468)	–	(252,644)	–	(252,644)
Dividend payments to Methanex Corporation shareholders ($0.95 per common share)	–	–	–	(89,913)	–	(89,913)	–	(89,913)
Distributions made and accrued to non-controlling interests	–	–	–	–	–	–	(47,338)	(47,338)
Equity contributions by non-controlling interests	–	–	–	–	–	–	9,607	9,607
Balance, December 31, 2014	92,326,487	$521,022	$2,803	$1,262,961	$(413)	$1,786,373	$266,844	$2,053,217
Net income	–	–	–	200,617	–	200,617	1,736	202,353
Other comprehensive income (loss)	–	–	–	(1,063)	(27,363)	(28,426)	1,118	(27,308)
Compensation expense recorded for stock options	–	–	742	–	–	742	–	742
Issue of shares on exercise of stock options	290,802	3,927	–	–	–	3,927	–	3,927
Reclassification of grant-date fair value on exercise of stock options	–	1,119	(1,119)	–	–	–	–	–
Payments for shares repurchased	(2,946,091)	(16,604)	–	(129,679)	–	(146,283)	–	(146,283)
Dividend payments to Methanex Corporation shareholders ($1.08 per common share)	–	–	–	(97,221)	–	(97,221)	–	(97,221)
Distributions made and accrued to non-controlling interests	–	–	–	–	–	–	(22,554)	(22,554)
Equity contributions by non-controlling interests	–	–	–	–	–	–	1,700	1,700
Balance, December 31, 2015	89,671,198	$509,464	$2,426	$1,235,615	$(27,776)	$1,719,729	$248,844	$1,968,573

See accompanying notes to consolidated financial statements.

48    2015 Methanex Corporation Annual Report

Consolidated Statements of Cash Flows

(thousands of US dollars)

For the years ended December 31	2015	2014
CASH FLOWS FROM / (USED IN) OPERATING ACTIVITIES
Net income	$202,353	$506,308
Deduct earnings of associate	(51,842)	(9,132)
Dividends received from associate	75,720	25,240
Add (deduct) non-cash items:
Depreciation and amortization	194,849	142,738
Income tax expense	10,997	155,337
Share-based compensation recovery	(21,989)	(15,805)
Finance costs	69,859	37,042
Other	382	8,549
Income taxes paid	(47,234)	(51,156)
Other cash payments, including share-based compensation	(19,018)	(56,030)
Cash flows from operating activities before undernoted	414,077	743,091
Changes in non-cash working capital (note 16)	(117,126)	57,926
	296,951	801,017
CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES
Payments for repurchase of shares	(146,283)	(252,644)
Dividend payments to Methanex Corporation shareholders	(97,221)	(89,913)
Interest paid, including interest rate swap settlements	(82,275)	(52,995)
Net proceeds on issue of long-term debt	4,500	592,275
Repayment of long-term debt	(193,996)	(41,504)
Equity contributions by non-controlling interests	1,700	9,607
Cash distributions to non-controlling interests	(2,570)	(34,158)
Proceeds on issue of shares on exercise of stock options	3,927	10,657
Loan to associate	(31,176)	(29,371)
Other	(3,984)	(4,172)
Changes in non-cash working capital related to financing activities (note 16)	(19,984)	(8,913)
	(567,362)	98,869
CASH FLOWS FROM / (USED IN) INVESTING ACTIVITIES
Property, plant and equipment	(96,909)	(84,168)
Geismar plants under construction	(328,112)	(573,844)
Termination of terminal services agreement	65,000	–
Other assets	802	(1,758)
Changes in non-cash working capital related to investing activities (note 16)	(67,036)	(21,252)
	(426,255)	(681,022)
Increase (decrease) in cash and cash equivalents	(696,666)	218,864
Cash and cash equivalents, beginning of year	951,600	732,736
Cash and cash equivalents, end of year	$254,934	$951,600

See accompanying notes to consolidated financial statements.

2015 Methanex Corporation Annual Report    49

Notes to Consolidated Financial Statements

(Tabular dollar amounts are shown in thousands of US dollars, except where noted)

Year ended December 31, 2015

1. Nature of operations:

Methanex Corporation (“the Company”) is an incorporated entity with corporate offices in Vancouver, Canada. The Company’s operations consist of the production and sale of methanol, a commodity chemical. The Company is the world’s largest producer and supplier of methanol to the major international markets of Asia Pacific, North America, Europe and South America.

2. Significant accounting policies:

a) Statement of compliance:

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements were approved and authorized for issue by the Board of Directors on March 7, 2016.

b) Basis of presentation and consolidation:

These consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, less than wholly owned entities for which it has a controlling interest and its equity-accounted joint venture. Wholly owned subsidiaries are entities in which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. For less than wholly owned entities for which the Company has a controlling interest, a non-controlling interest is included in the Company’s consolidated financial statements and represents the non-controlling shareholders’ interest in the net assets of the entity. The Company also consolidates any special purpose entity where the substance of the relationship indicates the Company has control. All significant intercompany transactions and balances have been eliminated. Preparation of these consolidated financial statements requires estimates, judgments and assumptions that affect the amounts reported and disclosed in the financial statements and related notes. The areas of estimation and judgment that management considers most significant are property, plant and equipment (note 2(h)), financial instruments (note 2(p)), fair value measurements (note 2(q)) and income taxes (note 2(r)). Actual results could differ from those estimates.

c) Change in accounting policy:

The Company adopted IFRS 9, Financial Instruments (2014) as issued in July 2014 (“IFRS 9”) with a date of initial application of January 1, 2015. IFRS 9 replaces the sections of IAS 39 “Financial Instruments: Recognition and Measurement” that relate to the classification, measurement and impairment of financial instruments and hedge accounting.

IFRS 9 replaces the financial asset classes to: amortized cost, fair value through profit and loss and fair value through other comprehensive income. The classification of financial assets is dependent on the business model for managing those financial assets and the assets’ contractual cash flow characteristics. This determination is made at initial recognition. As a result of adopting IFRS 9, all of the Company’s non-derivative financial assets as at December 31, 2014 have been reclassified from loans and receivables at amortized cost to financial assets at amortized cost. There were no changes in the carrying values of the Company’s financial instruments for the reclassifications resulting from the adoption of IFRS 9. The classification and measurement guidance was adopted retrospectively in accordance with the transition provisions of IFRS 9, with no restatement of prior periods.

The Company also adopted the new hedge accounting guidance in IFRS 9. The new hedge accounting guidance replaces strict quantitative tests of effectiveness with less restrictive quantitative assessments which address how well the hedging instrument accomplishes the Company’s risk management objectives for financial and non-financial risk exposures. Upon adoption of IFRS 9, all of the Company’s existing hedging relationships that qualified for hedge accounting under IAS 39 were reassessed with respect to the new hedge accounting requirements in IFRS 9. The hedging relationships have continued under IFRS 9. The hedge accounting requirements in IFRS 9 have been applied prospectively in accordance with the transition provisions of IFRS 9.

50    2015 Methanex Corporation Annual Report

The following summarizes the classification changes for the Company’s non-derivative financial assets and financial liabilities as a result of the adoption of IFRS 9.

	Category under IAS 39	Category under IFRS 9
Financial assets:
Cash and cash equivalents	Loans and receivable	Amortized cost
Trade and other receivables, excluding tax receivable	Loans and receivable	Amortized cost
Project financing reserve accounts included in other assets	Loans and receivable	Amortized cost
Financial liabilities:
Trade, other payable and accrued liabilities, excluding tax payable	Other financial liabilities	Amortized cost
Long-term debt, including current portion	Other financial liabilities	Amortized cost

d) Reporting currency and foreign currency translation:

Functional currency is the currency of the primary economic environment in which an entity operates. The majority of the Company’s business in all jurisdictions is transacted in United States dollars and, accordingly, these consolidated financial statements have been measured and expressed in that currency. The Company translates foreign currency denominated monetary items at the rates of exchange prevailing at the balance sheet dates, foreign currency denominated non-monetary items at historic rates and revenues and expenditures at the rates of exchange at the dates of the transactions. Foreign exchange gains and losses are included in earnings.

e) Cash and cash equivalents:

Cash and cash equivalents include securities with maturities of three months or less when purchased.

f) Receivables:

The Company provides credit to its customers in the normal course of business. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses. The Company records an allowance for doubtful accounts or writes down the receivable to estimated net realizable value if not collectible in full. Credit losses have historically been within the range of management’s expectations.

g) Inventories:

Inventories are valued at the lower of cost and estimated net realizable value. Cost is determined on a first-in, first-out basis and includes direct purchase costs, cost of production, allocation of production overhead and depreciation based on normal operating capacity and transportation.

h) Property, plant and equipment:

Initial recognition

Property, plant and equipment are initially recorded at cost. The cost of purchased equipment includes expenditures that are directly attributable to the purchase price, delivery and installation. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to the location and condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on self-constructed assets that meet certain criteria. Borrowing costs, including the impact of related cash flow hedges, incurred during construction and commissioning are capitalized until the plant is operating in the manner intended by management.

Subsequent costs

Routine repairs and maintenance costs are expensed as incurred. At regular intervals, the Company conducts a planned shutdown and inspection (turnaround) at its plants to perform major maintenance and replacement of catalysts. Costs associated with these shutdowns are capitalized and amortized over the period until the next planned turnaround and the carrying amounts of replaced components are derecognized and included in earnings.

Depreciation

Depreciation and amortization is generally provided on a straight-line basis at rates calculated to amortize the cost of property, plant and equipment from the commencement of commercial operations over their estimated useful lives to estimated residual value.

2015 Methanex Corporation Annual Report    51

The estimated useful lives of the Company’s buildings, plant installations and machinery, excluding costs related to turnarounds, ranges from 10 to 25 years depending on the specific asset component and the production facility to which it is related. The Company determines the estimated useful lives of individual asset components based on the shorter of its physical life or economic life. The physical life of these assets is generally longer than the economic life. The economic life is primarily determined by the nature of the natural gas feedstock available to the various production facilities. Factors that influence the nature of natural gas feedstock availability include the terms of individual natural gas supply contracts, access to natural gas supply through open markets, regional factors influencing the exploration and development of natural gas and the expected price of securing natural gas supply. The Company reviews the factors related to each production facility on an annual basis to determine if changes are required to the estimated useful lives.

Assets under finance lease are depreciated to their estimated residual value based on the shorter of their useful lives and the lease term.

Impairment

The Company reviews the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate an asset’s carrying value may not be recoverable. Examples of such events or changes in circumstances include, but are not restricted to: a significant adverse change in the extent or manner in which the asset is being used or in its physical condition; a significant change in the long-term methanol price or in the price or availability of natural gas feedstock required to manufacture methanol; a significant adverse change in legal factors or in the business climate that could affect the asset’s value, including an adverse action or assessment by a foreign government that impacts the use of the asset; or a current-period operating or cash flow loss combined with a history of operating or cash flow losses, or a projection or forecast that demonstrates continuing losses associated with the asset’s use.

Recoverability of long-lived assets is measured by comparing the carrying value of an asset or cash-generating unit to the estimated recoverable amount, which is the higher of its estimated fair value less cost to sell or its value in use. Value in use is determined by estimating the pre-tax cash flows expected to be generated from the asset or cash-generating unit over its estimated useful life discounted by a pre-tax discount rate. An impairment writedown is recorded for the difference that the carrying value exceeds the estimated recoverable amount. An impairment writedown recognized in prior periods for an asset or cash-generating unit is reversed if there has been a subsequent recovery in the value of the asset or cash-generating unit due to changes in events and circumstances. For purposes of recognition and measurement of an impairment writedown, the Company groups long-lived assets with other assets and liabilities to form a “cash-generating unit” at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. To the extent that methanol facilities in a particular location are interdependent as a result of common infrastructure and/or feedstock from sources that can be shared within a facility location, the Company groups assets based on site locations for the purpose of determining impairment.

i) Other assets:

Intangible assets are capitalized to other assets and amortized to depreciation and amortization expense on an appropriate basis to charge the cost of the assets against earnings.

Financing fees related to undrawn credit facilities are capitalized to other assets and amortized to finance costs over the term of the credit facility.

j) Leases:

Leasing contracts are classified as either finance or operating leases based on the substance of the contractual arrangement at inception date. A lease is classified as a finance lease if it transfers substantially all of the risks and rewards of ownership of the leased asset. Where the contracts are classified as finance leases, upon initial recognition, the asset and liability are recorded at the lower of fair value and the present value of the minimum lease payments, net of executory costs. Finance lease payments are apportioned between interest expense and repayments of the liability. Where the contracts are classified as operating leases, they are not recognized in the Company’s consolidated statements of financial position and lease payments are charged to income as they are incurred on a straight line basis over the lease term.

k) Site restoration costs:

The Company recognizes a liability to dismantle and remove assets or to restore a site upon which the assets are located. The Company estimates the present value of the expenditures required to settle the liability by determining the current market cost required to settle the site restoration costs, adjusts for inflation through to the expected date of the expenditures and then discounts this amount back to the date when the obligation was originally incurred. As the liability is initially recorded on a

52    2015 Methanex Corporation Annual Report

discounted basis, it is increased each period until the estimated date of settlement. The resulting expense is referred to as accretion expense and is included in finance costs. The Company reviews asset retirement obligations and adjusts the liability and corresponding asset as necessary to reflect changes in the estimated future cash flows, timing, inflation and discount rates underlying the measurement of the obligation.

l) Employee future benefits:

The Company has non-contributory defined benefit pension plans covering certain employees and defined contribution pension plans. The Company does not provide any significant post-retirement benefits other than pension plan benefits. For defined benefit pension plans, the net of the present value of the defined benefit obligation and the fair value of plan assets is recorded to the consolidated statements of financial position. The determination of the defined benefit obligation and associated pension cost is based on certain actuarial assumptions including inflation rates, mortality, plan expenses, salary growth and discount rates. The present value of the net defined benefit obligation (asset) is determined by discounting the net estimated future cash flows using current market bond yields that have terms to maturity approximating the terms of the net obligation. Actuarial gains and losses arising from differences between these assumptions and actual results are recognized in other comprehensive income and recorded in retained earnings. The Company recognizes gains and losses on the settlement of a defined benefit plan in income when the settlement occurs. The cost for defined contribution benefit plans is recognized in net income as earned by the employees.

m) Share-based compensation:

The Company grants share-based awards as an element of compensation. Share-based awards granted by the Company can include stock options, tandem share appreciation rights, share appreciation rights, deferred share units, restricted share units or performance share units.

For stock options granted by the Company, the cost of the service received is measured based on an estimate of the fair value at the date of grant. The grant-date fair value is recognized as compensation expense over the vesting period with a corresponding increase in contributed surplus. On the exercise of stock options, consideration received, together with the compensation expense previously recorded to contributed surplus, is credited to share capital. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option tranche at the date of grant.

Share appreciation rights (“SARs”) are units that grant the holder the right to receive a cash payment upon exercise for the difference between the market price of the Company’s common shares and the exercise price that is determined at the date of grant. Tandem share appreciation rights (“TSARs”) give the holder the choice between exercising a regular stock option or a SAR. For SARs and TSARs, the cost of the service received is initially measured based on an estimate of the fair value at the date of grant. The grant-date fair value is recognized as compensation expense over the vesting period with a corresponding increase in liabilities. For SARs and TSARs, the liability is re-measured at each reporting date based on an estimate of the fair value with changes in fair value recognized as compensation expense for the proportion of the service that has been rendered at that date. The Company uses the Black-Scholes option pricing model to estimate the fair value for SARs and TSARs.

Deferred, restricted and performance share units are grants of notional common shares that are redeemable for cash based on the market value of the Company’s common shares and are non-dilutive to shareholders. Performance share units have an additional feature where the ultimate number of units that vest will be determined by the Company’s total shareholder return in relation to a predetermined target over the period to vesting. The number of units that will ultimately vest will be in the range of 50% to 120% of the original grant for grants prior to 2014 and in the range of 25% to 150% for subsequent grants based on the weighted-average closing share price for the 90 calendar days on the NASDAQ Global Market immediately preceding the year end date that the performance share units vest. For deferred, restricted and performance share units, the cost of the service received as consideration is initially measured based on the market value of the Company’s common shares at the date of grant. The grant-date fair value is recognized as compensation expense over the vesting period with a corresponding increase in liabilities. Deferred, restricted and performance share units are re-measured at each reporting date based on the market value of the Company’s common shares with changes in fair value recognized as compensation expense for the proportion of the service that has been rendered at that date.

Additional information related to the stock option plan, tandem share appreciation rights, share appreciation rights and the deferred, restricted and performance share units is described in note 13.

n) Net income per common share:

The Company calculates basic net income per common share by dividing net income attributable to Methanex shareholders by the weighted average number of common shares outstanding and calculates diluted net income per common share under the treasury

2015 Methanex Corporation Annual Report    53

stock method. Under the treasury stock method, diluted net income per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, TSARs were exercised or converted to common shares. Stock options and TSARs are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option or TSAR.

Outstanding TSARs may be settled in cash or common shares at the holder’s option. For the purposes of calculating diluted net income per common share, the more dilutive of the cash-settled or equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect on diluted net income per common share.

The calculation of basic net income per common share and a reconciliation to diluted net income per common share is presented in note 12.

o) Revenue recognition:

Revenue is recognized based on individual contract terms when the risk of loss to the product transfers to the customer, which usually occurs at the time shipment is made. Revenue is recognized at the time of delivery to the customer’s location if the Company retains risk of loss during shipment. For methanol sold on a consignment basis, revenue is recognized when the customer consumes the methanol. For methanol sold on a commission basis, the commission income is included in revenue when earned.

p) Financial instruments:

All financial instruments are measured at fair value on initial recognition. Measurement in subsequent periods is dependent on the classification of the respective financial instrument. Financial instruments are classified into one of three categories and, depending on the category, will either be measured at amortized cost or fair value with fair value changes either recorded through profit or loss or other comprehensive income. All non-derivative financial instruments held by the Company are classified and measured at amortized cost.

The Company enters into derivative financial instruments to manage certain exposures to commodity price volatility, foreign exchange volatility and variable interest rate volatility. Under these standards, derivative financial instruments, including embedded derivatives, are classified as fair value through profit or loss and are recorded in the consolidated statements of financial position at fair value unless they are in accordance with the Company’s normal purchase, sale or usage requirements. The valuation of derivative financial instruments is a critical accounting estimate due to the complex nature of these instruments, the degree of judgment required to appropriately value these instruments and the potential impact of such valuation on the Company’s financial statements. The Company records all changes in fair value of derivative financial instruments in profit or loss unless the instruments are designated as cash flow hedges. The Company enters into and designates as cash flow hedges certain forward contracts to hedge its highly probable forecast natural gas purchases and certain forward exchange purchase and sales contracts to hedge foreign exchange exposure on anticipated purchases or sales. From time to time, the Company also enters into and designates as cash flow hedges certain interest rate swap contracts to hedge variable interest rate exposure on its limited recourse debt. The Company assesses at inception and on an ongoing basis whether the hedges are and continue to be effective in offsetting changes in the cash flows of the hedged transactions. The effective portion of changes in the fair value of these hedging instruments is recognized in other comprehensive income. Any gain or loss in fair value relating to the ineffective portion is recognized immediately in profit or loss. Until settled, the fair value of the derivative financial instruments will fluctuate based on changes in commodity prices, foreign currency exchange rates or variable interest rates.

q) Fair value measurements:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements within the scope of IFRS 13 are categorized into Level 1, 2 or 3 based on the degree to which the inputs are observable and the significance of the inputs to the fair value measurement in its entirety. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date. Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. Financial instruments measured at fair value and categorized within the fair value hierarchy are disclosed in note 18.

r) Income taxes:

Income tax expense represents current tax and deferred tax. The Company records current tax based on the taxable profits for the period calculated using tax rates that have been enacted or substantively enacted by the reporting date. Income taxes relating to

54    2015 Methanex Corporation Annual Report

uncertain tax positions are provided for based on the Company’s best estimate, including related interest and penalty charges. Deferred income taxes are accounted for using the liability method. The liability method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred income tax assets and liabilities are determined for each temporary difference based on currently enacted or substantially enacted tax rates that are expected to be in effect when the underlying items are expected to be realized. The effect of a change in tax rates or tax legislation is recognized in the period of substantive enactment. Deferred tax assets, such as non-capital loss carryforwards, are recognized to the extent it is probable that taxable profit will be available against which the asset can be utilized.

The Company accrues for taxes that will be incurred upon distributions from its subsidiaries when it is probable that the earnings will be repatriated.

s) Provisions:

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation.

t) Segmented information:

The Company’s operations consist of the production and sale of methanol, which constitutes a single operating segment.

u) Anticipated changes to International Financial Reporting Standards:

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) establishing a comprehensive framework for revenue recognition. The standard replaces IAS 18, Revenue and IAS 11, Construction Contracts and related interpretations and is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is in the process of determining the impact of IFRS 15 on its consolidated financial statements.

In January 2016, the IASB issued IFRS 16, Leases (“IFRS 16”), which eliminates the current operating/finance lease dual accounting model for lessees and replaces it with a single, on-balance sheet accounting model, similar to the current finance lease accounting. The standard replaces IAS 17, Leases and related interpretations and is effective for annual periods beginning on or after January 1, 2019, with early application permitted. The Company is in the process of determining the impact of IFRS 16 on its consolidated financial statements.

The Company does not expect that any other new or amended standards or interpretations that are effective as of January 1, 2016 will have a significant impact on the Company’s results of operations or financial position.

3. Trade and other receivables:

As at	Dec 31 2015	Dec 31 2014
Trade	$263,156	$295,215
Value-added and other tax receivables	78,893	46,059
Egypt gas contract recoveries(a)	88,000	24,016
Termination of terminal services agreement receivable	35,000	–
Other	39,301	39,073
	$504,350	$404,363

a) Egypt gas contract recoveries:

The natural gas supply agreement in Egypt has a mechanism whereby we are partially compensated when gas delivery shortfalls exceed a certain threshold. The receivable is secured by a combination of funds held in escrow and a bank guarantee.

4. Inventories:

Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories included in cost of sales and operating expenses and depreciation and amortization for the year ended December 31, 2015 is $1,830 million (2014 – $2,330 million).

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5. Property, plant and equipment:

	Buildings, plant installations and machinery	Plants under construction	Finance leases	Other	TOTAL
Cost at January 1, 2015	$3,097,200	$996,015	$32,230	$194,430	$4,319,875
Additions	93,123	349,218	121,849	10,931	575,121
Disposals and other	(13,721)	–	(32,230)	(878)	(46,829)
Transfers	1,345,233	(1,345,233)	–	–	–
Cost at December 31, 2015	4,521,835	–	121,849	204,483	4,848,167
Accumulated depreciation at January 1, 2015	1,384,100	–	30,488	127,209	1,541,797
Disposals and other	(13,994)	–	(32,230)	–	(46,224)
Depreciation	175,728	–	8,595	9,489	193,812
Accumulated depreciation at December 31, 2015	1,545,834	–	6,853	136,698	1,689,385
Net book value at December 31, 2015	$2,976,001	$–	$114,996	$67,785	$3,158,782

	Buildings, plant installations and machinery	Plants under construction	Finance leases	Other	TOTAL
Cost at January 1, 2014	$3,068,367	$393,044	$32,230	$168,868	$3,662,509
Additions	59,978	601,869	–	25,954	687,801
Disposals and other	(31,145)	1,102	–	(392)	(30,435)
Cost at December 31, 2014	3,097,200	996,015	32,230	194,430	4,319,875
Accumulated depreciation at January 1, 2014	1,289,455	–	27,874	114,242	1,431,571
Disposals and other	(37,966)	–	–	(100)	(38,066)
Depreciation	132,611	–	2,614	13,067	148,292
Accumulated depreciation at December 31, 2014	1,384,100	–	30,488	127,209	1,541,797
Net book value at December 31, 2014	$1,713,100	$996,015	$1,742	$67,221	$2,778,078

Included in finance leases as at December 31, 2015 are capitalized costs related to a methanol terminal and storage tanks in Geismar, Louisiana and related to an oxygen production facility in Trinidad (note 9).

6. Interest in Atlas joint venture:

a) The Company has a 63.1% equity interest in the Atlas joint venture. Atlas owns a 1.8 million tonne per year methanol production facility in Trinidad. The shareholder agreement governing Atlas establishes joint control between the owners. Summarized financial information of Atlas (100% basis) is as follows:

Consolidated statements of financial position as at	Dec 31 2015	Dec 31 2014
Cash and cash equivalents	$57,620	$24,834
Other current assets[1]	45,854	70,594
Non-current assets	332,072	352,616
Current liabilities[1]	(30,440)	(29,442)
Other long-term liabilities, including current maturities	(169,681)	(145,336)
Net assets at 100%	235,425	273,266
Net assets at 63.1%	148,553	172,431
Long-term receivable from Atlas[1,2]	75,612	43,804
Investment in associate	$224,165	$216,235

56    2015 Methanex Corporation Annual Report

Consolidated statements of income for the years ended December 31	2015	2014
Revenue[1]	$373,034	$363,570
Cost of sales and depreciation and amortization	(233,790)	(334,648)
Operating income	139,244	28,922
Finance costs, finance income and other expenses	(9,378)	(10,438)
Income tax expense	(47,707)	(4,011)
Net earnings at 100%	82,159	14,473
Earnings of associate at 63.1%	51,842	9,132
Dividends received from associate	$75,720	$25,240

[1]	Includes related party transactions between Atlas and the Company (see note 22).

[2]	During the year ended December 31, 2015, the Company extended a $31.2 million unsecured loan to Atlas due December 14, 2020 with interest due semi-annually.

b) Contingent liability:

The Board of Inland Revenue of Trinidad and Tobago has issued assessments against Atlas in respect of the 2005, 2006, 2007, 2008 and 2009 financial years. All subsequent tax years remain open to assessment. The assessments relate to the pricing arrangements of certain long-term fixed price sales contracts from 2005 to 2019 related to methanol produced by Atlas. Atlas had partial relief from corporation income tax until late July 2014.

The Company has lodged objections to the assessments. Based on the merits of the cases and legal interpretation, management believes its position should be sustained.

7. Other assets:

As at	Dec 31 2015	Dec 31 2014
Restricted cash	$33,253	$37,090
Chile VAT receivable	21,958	24,778
Deferred financing costs, net of accumulated amortization	1,830	2,309
Investment in Carbon Recycling International	4,502	4,502
Defined benefit pension plans (note 20)	4,392	5,968
Other	13,083	20,478
	$79,018	$95,125

8. Long-term debt:

As at	Dec 31 2015	Dec 31 2014
Unsecured notes
(i) 6.00% due August 15, 2015	$–	$149,835
(ii) 3.25% due December 15, 2019	346,289	345,387
(iii) 5.25% due March 1, 2022	247,360	246,991
(iv) 4.25% due December 1, 2024	296,219	296,073
(v) 5.65% due December 1, 2044	295,031	294,936
	1,184,899	1,333,222
Egypt limited recourse debt facilities
Four facilities with interest payable semi-annually with rates based on LIBOR plus a spread ranging from 1.0% to 1.7% per annum. Principal is paid in 24 semi-annual payments, which commenced in September 2010.	330,003	368,678
Other limited recourse debt facilities	20,988	20,138
Total long-term debt[1]	1,535,890	1,722,038
Less current maturities	(47,864)	(193,831)
	$1,488,026	$1,528,207

[1]	Total debt is presented net of discounts and deferred financing fees of $20.9 million as at December 31, 2015 (2014 – $24.2 million).

During 2015, the Company repaid $150 million of unsecured notes bearing a coupon of 6.00%, originally due August 15, 2015.

2015 Methanex Corporation Annual Report    57

The Egypt limited recourse debt facilities bear interest at LIBOR plus a spread. The Company held interest rate swap contracts on its Egypt limited recourse debt facilities to swap the LIBOR-based interest payments for an average aggregated fixed rate of 4.8% plus a spread on approximately 75% of the Egypt limited recourse debt facilities for the period to March 31, 2015.

Other limited recourse debt includes a limited recourse facility with a remaining term of less than one year with interest payable at LIBOR plus 2.25%, a limited recourse facility with a remaining term of approximately four years with interest payable at LIBOR plus 0.75%, a limited recourse facility with a remaining term of less than one year with interest payable at LIBOR plus 2.5% and another limited recourse facility with a remaining term of approximately six years with interest payable at LIBOR plus 2.5% on which the company drew down $4.5 million during 2015.

For the year ended December 31, 2015, non-cash accretion, on an effective interest basis, of deferred financing costs included in finance costs was $3.2 million (2014 - $3.6 million).

The minimum principal payments for long-term debt in aggregate and for each of the five succeeding years are as follows:

	Limited recourse debt facilities	Unsecured notes	Total
2016	$56,047	$–	$56,047
2017	46,897	–	46,897
2018	49,972	–	49,972
2019	53,000	350,000	403,000
2020	55,615	–	55,615
Thereafter	95,212	850,000	945,212
	$356,743	$1,200,000	$1,556,743

The covenants governing the Company’s unsecured notes, which are specified in an indenture, apply to the Company and its subsidiaries, excluding the Egypt entity (“limited recourse subsidiaries”), and include restrictions on liens, sale and lease-back transactions, a merger or consolidation with another corporation or sale of all or substantially all of the Company’s assets. The indenture also contains customary default provisions.

The Company has an undrawn $400 million committed revolving credit facility with a syndicate of highly rated financial institutions that expires in December 2019. This facility contains covenant and default provisions in addition to those of the unsecured notes as described above. Significant covenants and default provisions under this facility include:

a)	the obligation to maintain an EBITDA to interest coverage ratio of greater than 2:1 calculated on a four-quarter trailing basis and a debt to capitalization ratio of less than or equal to 55%, both ratios calculated in accordance with definitions in the credit agreement that include adjustments related to the limited recourse subsidiaries,

b)	a default if payment is accelerated by a creditor on any indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries, and

c)	a default if a default occurs that permits a creditor to demand repayment on any other indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries.

The Egypt limited recourse debt facilities are described as limited recourse as they are secured only by the assets of the Egypt entity. Accordingly, the lenders to the limited recourse debt facilities have no recourse to the Company or its other subsidiaries.

The Egypt limited recourse debt facilities have covenants and default provisions that apply only to the Egypt entity, including restrictions on the incurrence of additional indebtedness and a requirement to fulfill certain conditions before the payment of cash or other distributions. Certain conditions have not been met, resulting in a restriction on shareholder distributions from the Egypt entity. The Company cannot provide assurance that the Egypt entity will be able to obtain a waiver to amend this restriction. As of December 31, 2015, the Egypt cash balance on a 100% ownership basis was $99 million. The Egypt entity continues to be able to fully utilize its funds for operating, capital and financing needs, including the repayment of the Egypt limited recourse debt facilities.

The Egypt limited recourse debt facilities contain a covenant to complete certain land title registrations and related mortgages that require action by Egyptian government entities by March 31, 2016. The Company does not believe that the finalization of these items is material to the security provided to the lenders and is seeking a waiver related to this covenant. The Company cannot provide assurance that it will be able to obtain a waiver from the lenders.

58    2015 Methanex Corporation Annual Report

Failure to comply with any of the covenants or default provisions of the long-term debt facilities described above could result in a default under the applicable credit agreement that would allow the lenders to not fund future loan requests, accelerate the due date of the principal and accrued interest on any outstanding loans or restrict the payment of cash or other distributions.

As at December 31, 2015, management believes the Company was in compliance with all significant terms and default provisions related to long-term debt obligations.

9. Other long-term liabilities:

As at	Dec 31 2015	Dec 31 2014
Site restoration costs(a)	$29,892	$23,830
Deferred gas payments(b)	–	52,030
Finance lease obligations(c)	120,896	3,031
Share-based compensation liability (note 13)	38,615	84,774
Cash flow hedges (note 18)	42,653	–
Fair value of interest rate swap	–	6,474
Defined benefit pension plans (note 20)	20,072	22,149
Other	5,056	7,691
	257,184	199,979
Less current maturities	(25,439)	(59,118)
	$231,745	$140,861

a) Site restoration costs:

The Company has accrued liabilities related to the decommissioning and reclamation of its methanol production sites and oil and gas properties. Because of uncertainties in estimating the amount and timing of the expenditures related to the sites, actual results could differ from the amounts estimated. As at December 31, 2015, the total undiscounted amount of estimated cash flows required to settle the liabilities was $40.1 million (2014 – $31.5 million). The movement in the provision during the year is explained as follows:

	2015	2014
Balance at January 1	$23,830	$16,410
New or revised provisions	5,643	7,107
Accretion expense	419	313
Balance at December 31	$29,892	$23,830

b) Deferred gas payments:

The Company has a liability related to deferred natural gas that is payable in 2016 and has been recorded in trade, other payables and accrued liabilities as at December 31, 2015.

c) Finance lease obligations:

As at December 31, 2015, the Company has finance lease obligations related to a methanol terminal and storage tanks in Geismar, Louisiana and an oxygen production facility in Trinidad. Total lease payments for 2015 of $18.2 million include an interest component of $14.2 million.

Finance lease obligations are payable as follows:

	Lease payments	Interest component	Finance lease obligations
2016	18,062	15,734	2,328
2017	18,431	15,529	2,902
2018	18,810	15,249	3,561
2019	19,193	14,884	4,309
2020	19,583	14,421	5,162
Thereafter	187,063	84,429	102,634
	281,142	160,246	120,896

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10. Expenses:

For the years ended December 31	2015	2014
Cost of sales	$1,723,561	$2,202,586
Selling and distribution	298,994	327,621
Administrative expenses	30,193	38,352
Total expenses by function	2,052,748	2,568,559
Cost of raw materials and purchased methanol	1,393,032	1,847,138
Ocean freight and other logistics	253,394	287,350
Employee expenses, including share-based compensation	113,627	124,111
Other expenses	97,846	167,222
Cost of sales and operating expenses	1,857,899	2,425,821
Depreciation and amortization	194,849	142,738
Total expenses by nature	$2,052,748	$2,568,559

11. Finance costs:

For the years ended December 31	2015	2014
Finance costs	$90,965	$65,067
Less capitalized interest	(21,106)	(28,025)
	$69,859	$37,042

Finance costs are primarily comprised of interest on borrowings and finance lease obligations, amortization of deferred financing fees and accretion expense associated with site restoration costs. Capitalized interest relates to interest capitalized during construction until a plant is substantially completed and ready for productive use.

12. Net income per common share:

Diluted net income per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, TSARs were exercised or converted to common shares.

Outstanding TSARs may be settled in cash or common shares at the holder’s option and for purposes of calculating diluted net income per common share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect on diluted net income per common share as compared to the cash-settled method. The equity settled method was more dilutive for the years ended December 31, 2015 and 2014.

A reconciliation of the numerator used for the purposes of calculating diluted net income per common share is as follows:

For the years ended December 31	2015	2014
Numerator for basic net income per common share	$200,617	$454,610
Adjustment for the effect of TSARs:
Cash-settled recovery included in net income	(11,586)	(11,286)
Equity-settled expense	(5,308)	(5,627)
Numerator for diluted net income per common share	$183,723	$437,697

Stock options and, if calculated using the equity-settled method, TSARs are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option or TSAR. A reconciliation of the denominator used for the purposes of calculating basic and diluted net income per common share is as follows:

For the years ended December 31	2015	2014
Denominator for basic net income per common share	90,647,860	94,996,094
Effect of dilutive stock options	274,961	545,421
Effect of dilutive TSARs	422,902	652,466
Denominator for diluted net income per common share	91,345,723	96,193,981

60    2015 Methanex Corporation Annual Report

For the years ended December 31, 2015 and 2014, basic and diluted net income per common share attributable to Methanex shareholders were as follows:

For the years ended December 31	2015	2014
Basic net income per common share	$2.21	$4.79
Diluted net income per common share	$2.01	$4.55

13. Share-based compensation:

The Company provides share-based compensation to its directors and certain employees through grants of stock options, TSARs, SARs and deferred, restricted or performance share units.

As at December 31, 2015, the Company had 953,443 common shares reserved for future grants of stock options and tandem share appreciation rights under the Company’s stock option plan.

a) Share appreciation rights and tandem share appreciation rights:

All SARs and TSARs granted have a maximum term of seven years with one-third vesting each year after the date of grant. SARs and TSARs units outstanding at December 31, 2015 are as follows:

	SARs		TSARs

	Number of units	Exercise price USD	Number of units	Exercise price USD
Outstanding at December 31, 2013	1,093,117	$32.02	1,858,585	$31.83
Granted	230,590	71.85	311,950	72.30
Exercised	(217,810)	29.36	(421,250)	29.69
Cancelled	(20,650)	44.62	(17,100)	36.07
Outstanding at December 31, 2014	1,085,247	$40.78	1,732,185	$39.59
Granted	284,273	55.40	416,605	55.39
Exercised	(94,037)	32.21	(30,300)	31.82
Cancelled	(16,275)	58.88	(9,525)	60.90
Outstanding at December 31, 2015	1,259,208	$44.48	2,108,965	$42.73

Information regarding the SARs and TSARs outstanding as at December 31, 2015 is as follows:

	Units outstanding at December 31, 2015			Units exercisable at December 31, 2015

Range of exercise prices	Weighted average remaining contractual life (years)	Number of units outstanding	Weighted average exercise price	Number of units exercisable	Weighted average exercise price
SARs
$23.36 to $73.13	4.1	1,259,208	$44.48	722,187	$35.72
TSARs
$23.36 to $73.13	4.0	2,108,965	$42.73	1,316,468	$34.74

The fair value of each outstanding SARs and TSARs grant was estimated on December 31, 2015 using the Black-Scholes option pricing model with the following weighted average assumptions:

	2015	2014
Risk-free interest rate	0.8%	0.5%
Expected dividend yield	3%	2%
Expected life of SARs and TSARs (years)	1.3	1.5
Expected volatility	43%	32%
Expected forfeitures	0.2%	0.4%
Weighted average fair value (USD per share)	$4.21	$12.72

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Compensation expense for SARs and TSARs is measured based on their fair value and is recognized over the vesting period. Changes in fair value in each period are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value as at December 31, 2015 was $13.6 million compared with the recorded liability of $13.0 million. The difference between the fair value and the recorded liability of $0.6 million will be recognized over the weighted average remaining vesting period of approximately 1.67 years.

For the year ended December 31, 2015, compensation expense related to SARs and TSARs included a recovery in cost of sales and operating expenses of $16.8 million (2014 – recovery of $14.5 million). This included a recovery of $26.1 million (2014 – recovery of $24.5 million) related to the effect of the change in the Company’s share price.

b) Deferred, restricted and performance share units:

Deferred, restricted and performance share units outstanding as at December 31, 2015 are as follows:

	Number of deferred share units	Number of restricted share units	Number of performance share units
Outstanding at December 31, 2013	346,814	44,131	946,446
Granted	4,200	7,000	139,160
Granted performance factor[1]	–	–	55,677
Granted in lieu of dividends	5,183	714	12,842
Redeemed	(54,039)	(21,480)	(334,062)
Cancelled	–	–	(21,119)
Outstanding at December 31, 2014	302,158	30,365	798,944
Granted	7,196	6,400	169,990
Granted performance factor[1]	–	–	71,100
Granted in lieu of dividends	7,878	760	15,508
Redeemed	(31,416)	(23,661)	(426,598)
Cancelled	–	–	(18,366)
Outstanding at December 31, 2015	285,816	13,864	610,578

[1]	Performance share units have a feature where the ultimate number of units that vest are adjusted by a performance factor of the original grant as determined by the Company’s total shareholder return in relation to a predetermined target over the period to vesting. The performance factor is measured based on the weighted-average closing share price for the 90 calendar days on the NASDAQ Global Market immediately preceding the year end date that the performance share units vest.

Compensation expense for deferred, restricted and performance share units is measured at fair value based on the market value of the Company’s common shares and is recognized over the vesting period. Changes in fair value are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units as at December 31, 2015 was $26.0 million compared with the recorded liability of $25.2 million. The difference between the fair value and the recorded liability of $0.8 million will be recognized over the weighted average remaining vesting period of approximately 1.61 years.

For the year ended December 31, 2015, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was a recovery of $5.9 million (2014 – recovery of $2.1 million). This included a recovery of $16.4 million (2014 – recovery of $13.6 million) related to the effect of the change in the Company’s share price.

c) Stock options:

The exercise price of each incentive stock option is equal to the quoted market price of the Company’s common shares at the date of the grant. Options granted have a maximum term of seven years with one-third of the options vesting each year after the date of grant.

62    2015 Methanex Corporation Annual Report

Common shares reserved for outstanding incentive stock options as at December 31, 2015 and 2014 are as follows:

	Number of stock options	Weighted average exercise price
Outstanding at December 31, 2013	1,219,420	$19.15
Granted	45,600	73.13
Exercised	(536,724)	19.72
Cancelled	(6,200)	43.10
Expired	(22,835)	22.82
Outstanding at December 31, 2014	699,261	$21.90
Granted	55,917	55.66
Exercised	(286,781)	13.72
Cancelled	(7,200)	61.50
Expired	(12,690)	28.43
Outstanding at December 31, 2015	448,507	$30.52

Information regarding the stock options outstanding as at December 31, 2015 is as follows:

	Options outstanding at December 31, 2015			Options exercisable at December 31, 2015

Range of exercise prices	Weighted average remaining contractual life (years)	Number of stock options outstanding	Weighted average exercise price	Number of stock options exercisable	Weighted average exercise price
Options
$6.33 to $25.22	0.4	186,790	$11.35	186,790	$11.35
$28.43 to $73.13	4.2	261,717	44.20	158,200	36.12
	2.6	448,507	$30.52	344,990	$22.71

For the year ended December 31, 2015, compensation expense related to stock options was $0.7 million (2014 – $0.8 million).

14. Segmented information:

The Company’s operations consist of the production and sale of methanol, which constitutes a single operating segment.

During the years ended December 31, 2015 and 2014, revenues attributed to geographic regions, based on the location of customers, were as follows:

Revenue	Canada	United States	Europe	China	South Korea	Latin America	Other	TOTAL
2015	$153,025	$221,332	$610,322	$379,957	$349,503	$288,606	$222,857	$2,225,602
2014	$247,723	$458,792	$1,001,041	$320,313	$447,236	$407,814	$340,480	$3,223,399

For the year ended December 31, 2015, revenues from a single customer across multiple geographic regions represented approximately 11% (2014 – 12%) of the Company’s total revenues (refer to note 19(c)).

As at December 31, 2015 and 2014, the net book value of property, plant and equipment by country was as follows:

Property, plant and equipment	United States	Chile	Trinidad	Egypt	New Zealand	Canada	Other	TOTAL
2015	$1,545,909	$127,948	$200,575	$778,106	$287,323	$160,557	$58,364	$3,158,782
2014	$1,134,824	$146,360	$204,919	$818,352	$313,936	$101,447	$58,240	$2,778,078

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15. Income and other taxes:

a) Income tax expense:

For the years ended December 31	2015	2014
Current tax expense:
Current period before undernoted items	$1,964	$72,276
Impact of termination of terminal services agreement and Argentina gas settlement	3,900	8,820
Adjustments to prior years	(377)	(1,231)
	5,487	79,865
Deferred tax expense:
Origination and reversal of temporary differences	(21,931)	68,993
Impact of termination of terminal services agreement and Argentina gas settlement	4,550	5,880
Derecognition of benefit of non-capital loss carryforwards	16,875	–
Adjustments to prior years	472	709
Change in tax rate	1,848	(7,538)
Other	3,696	7,428
	5,510	75,472
Total income tax expense	$10,997	$155,337

b) Reconciliation of the effective tax rate:

The Company operates in several tax jurisdictions and therefore its income is subject to various rates of taxation. Income tax expense differs from the amounts that would be obtained by applying the Canadian statutory income tax rate to net income before income taxes as follows:

For the years ended December 31	2015	2014
Income before income taxes	$213,350	$661,645
Deduct earnings of associate	(51,842)	(9,132)
Impact of termination of terminal services agreement and Argentina gas settlement	(65,000)	(42,000)
	96,508	610,513
Canadian statutory tax rate	26.0%	26.0%
Income tax expense calculated at Canadian statutory tax rate	25,092	158,733
Increase (decrease) in income tax expense resulting from:
Impact of income and losses taxed in foreign jurisdictions	(42,427)	(20,766)
Taxes on termination of terminal services agreement and Argentina gas settlement	8,450	14,700
Derecognition of non-capital loss carryforwards	16,875	–
Previously unrecognized loss carryforwards and temporary differences	(3,449)	(5,454)
Adjustments to prior years	95	(522)
Other	6,361	8,646
Total income tax expense	$10,997	$155,337

64    2015 Methanex Corporation Annual Report

c) Net deferred income tax liabilities:

(i) The tax effect of temporary differences that give rise to deferred income tax liabilities and deferred income tax assets are as follows:

As at	Dec 31 2015	Dec 31 2014
Deferred income tax liabilities:
Property, plant and equipment	$220,557	$220,088
Repatriation taxes	81,285	95,663
Other	26,711	22,903
	328,553	338,654
Deferred income tax assets:
Non-capital loss carryforwards	49,023	42,864
Fair value of interest rate swap contracts	–	1,118
Share-based compensation	8,163	18,307
Other	47,610	43,140
	104,796	105,429
Net deferred income tax liabilities	$223,757	$233,225

The Company recognizes deferred income tax assets to the extent that it is probable that the benefit of these assets will be realized. As at December 31, 2015, the Company had $75 million of unrecognized non-capital loss carryforwards in Egypt that expire in 2016 and $446 million of deductible temporary differences in the United States that have not been recognized.

(ii) Analysis of the change in deferred income tax liabilities:

	2015	2014
Balance, January 1	$233,225	$154,912
Deferred income tax expense included in net income	5,510	75,472
Deferred income tax expense (recovery) included in other comprehensive income	(13,427)	4,501
Other	(1,551)	(1,660)
Balance, December 31	$223,757	$233,225

16. Changes in non-cash working capital:

Changes in non-cash working capital for the years ended December 31, 2015 and 2014 are as follows:

For the years ended December 31	2015	2014
Decrease (increase) in non-cash working capital:
Trade and other receivables	$(99,987)	$129,767
Inventories	53,568	28,166
Prepaid expenses	3,577	(2,604)
Trade, other payables and accrued liabilities, including long-term payables included in other long-term liabilities	(108,779)	(54,304)
	(151,621)	101,025
Adjustments for items not having a cash effect and working capital changes relating to taxes and interest paid	(52,525)	(73,264)
Changes in non-cash working capital	$(204,146)	$27,761
These changes relate to the following activities:
Operating	$(117,126)	$57,926
Financing	(19,984)	(8,913)
Investing	(67,036)	(21,252)
Changes in non-cash working capital	$(204,146)	$27,761

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17. Capital disclosures:

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern, to provide financial capacity and flexibility to meet its strategic objectives, to provide an adequate return to shareholders commensurate with the level of risk and to return excess cash through a combination of dividends and share repurchases.

As at	Dec 31 2015	Dec 31 2014
Liquidity:
Cash and cash equivalents	$254,934	$951,600
Undrawn credit facilities	400,000	400,000
Total liquidity	$654,934	$1,351,600
Capitalization:
Unsecured notes	$1,184,899	$1,333,222
Limited recourse debt facilities, including current portion	350,991	388,816
Total debt	1,535,890	1,722,038
Non-controlling interests	248,844	266,844
Shareholders’ equity	1,719,729	1,786,373
Total capitalization	$3,504,463	$3,775,255
Total debt to capitalization[1]	44%	46%
Net debt to capitalization[2]	39%	27%

[1]	Total debt (including 100% of Egypt limited recourse debt facilities) divided by total capitalization.

[2]	Total debt (including 100% of Egypt limited recourse debt facilities) less cash and cash equivalents divided by total capitalization less cash and cash equivalents.

The Company manages its liquidity and capital structure and makes adjustments to it in light of changes to economic conditions, the underlying risks inherent in its operations and capital requirements to maintain and grow its operations. The strategies employed by the Company may include the issue or repayment of general corporate debt, the issue of project debt, the issue of equity, the payment of dividends and the repurchase of shares.

The Company is not subject to any statutory capital requirements and has no commitments to sell or otherwise issue common shares except pursuant to outstanding employee stock options.

The undrawn credit facility in the amount of $400 million is provided by highly rated financial institutions, expires in December 2019 and is subject to certain financial covenants (note 8).

18. Financial instruments:

Financial instruments are either measured at amortized cost or fair value.

In the normal course of business, the Company’s assets, liabilities and forecasted transactions, as reported in U.S. dollars, are impacted by various market risks including, but not limited to, natural gas prices and currency exchange rates. The time frame and manner in which the Company manages those risks varies for each item based on the Company’s assessment of the risk and the available alternatives for mitigating risks.

The Company uses derivatives as part of its risk management program to mitigate variability associated with changing markets values. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges, in which case the changes in fair value are recorded in other comprehensive income and are reclassified to profit or loss when the underlying hedged transaction is recognized in earnings. The Company designates as cash flow hedges derivative financial instruments to hedge its risk exposure to fluctuations in natural gas prices and to hedge its risk exposure to fluctuations in the euro compared to the U.S. dollar.

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The following table provides the carrying value of each category of financial assets and liabilities and the related balance sheet item:

As at	Dec 31 2015	Dec 31 2014
Financial assets:
Financial assets measured at fair value:
Derivative instruments designated as cash flow hedges[1]	$1,228	$1,089
Financial assets not measured at fair value:
Cash and cash equivalents	254,934	951,600
Trade and other receivables, excluding tax receivable	482,585	394,040
Project financing reserve accounts included in other assets	33,253	37,090
Total financial assets[2]	$772,000	$1,383,819
Financial liabilities:
Financial liabilities not measured at fair value:
Trade, other payables and accrued liabilities, excluding tax payable	$456,730	$485,845
Deferred gas payments included in other long-term liabilities (note 9(b))	–	55,927
Long-term debt, including current portion	1,535,890	1,722,038
Financial liabilities measured at fair value:
Derivative instruments designated as cash flow hedges[1]	42,653	6,474
Total financial liabilities	$2,035,273	$2,270,284

[1]	The Geismar 2 natural gas hedges and euro foreign currency hedges designated as cash flow hedges are measured at fair value based on industry accepted valuation models and inputs obtained from active markets.

[2]	The carrying amount of the financial assets represents the maximum exposure to credit risk at the respective reporting periods.

As at December 31, 2015, all of the financial instruments were recorded on the consolidated statements of financial position at amortized cost with the exception of derivative financial instruments, which are recorded at fair value unless exempted.

The fair value of derivative instruments is determined based on industry-accepted valuation models using market observable inputs and are classified within Level 2 of the fair value hierarchy. The fair value of all the Company’s derivative contracts includes an adjustment for credit risk. The effective portion of the changes in fair value of derivative financial instruments designated as cash flow hedges is recorded in other comprehensive income. The spot element of forward contracts in the hedging relationships is recorded in other comprehensive income as the change in fair value of cash flow hedges. The change in the fair value of the forward element of forward contracts is recorded separately in other comprehensive income as the forward element excluded from hedging relationship.

Natural gas forward contracts

The Company has elected to manage its exposure to changes in natural gas prices for the Geismar 2 facility by executing a number of forward contracts which it has designated as cash flow hedges for its highly probable forecast natural gas purchases in North America at the Henry Hub. During 2015, we entered into forward contracts to hedge natural gas prices at the Henry Hub for approximately 40% of the natural gas requirements of our Geismar 2 facility for a 10-year period at an average contract price of $3.63 per mmbtu. Other costs incurred to transport natural gas from the Henry Hub to the Geismar 2 site represent an insignificant portion of the overall underlying risk and are recognized as incurred outside of the hedging relationship. The Company has elected to designate the spot element of the forward contracts as cash flow hedges. The forward element of the forward contracts are excluded from the designation and only the spot element is considered for the purpose of assessing effectiveness and measuring ineffectiveness. The excluded forward element of the swap contracts will be accounted for as a cost of hedging (transaction cost) to be recognized in profit or loss over the term of the hedging relationships. Ineffectiveness may arise in the hedging relationship due to changes in the timing of the anticipated transactions and/or due to changes in credit risk of the hedging instrument not replicated in the hedged item. No hedge ineffectiveness has been recognized in 2015.

As at December 31, 2015, the Company had outstanding forward contracts designated as cash flow hedges with a notional amount of $517 million (2014 – nil) and a negative fair value of $42.7 million (2014 – nil) included in other long-term liabilities.

Euro forward exchange contracts

The Company also designates as cash flow hedges forward exchange contracts to sell euros at a fixed U.S. dollar exchange rate to hedge its exposure to exchange rate fluctuations on certain foreign currency denominated revenues. The Company has elected to

2015 Methanex Corporation Annual Report    67

designate the spot element of the forward contracts as cash flow hedges. The forward element of the forward contracts are excluded from the designation and only the spot element is considered for the purpose of assessing effectiveness and measuring ineffectiveness. The excluded forward element of the swap contracts will be accounted for as a cost of hedging (transaction cost) to be recognized in profit or loss over the term of the hedging relationships. Ineffectiveness may arise in the hedging relationship due to changes in the timing of the anticipated transactions and/or due to changes in credit risk of the hedging instrument not replicated in the hedged item. No hedge ineffectiveness has been recognized in 2015.

As at December 31, 2015, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell a notional amount of 35 million euros (2014 – 25 million euros). The euro contracts had a positive fair value of $1.2 million (2014 – $1.1 million) recorded in current assets.

The table below shows net cash outflows for derivative hedging instruments, excluding credit risk adjustments, based upon contractual payment dates. The amounts reflect the maturity profile of the fair value liabilities and are subject to change based on the prevailing market rate at each of the future settlement dates. Financial asset derivative positions are held with investment-grade counterparties and therefore the settlement day risk exposure is considered to be negligible.

As at	Dec 31 2015	Dec 31 2014
Within one year	$5,073	$6,487
1-3 years	10,637	–
3-5 years	8,570	–
More than 5 years	27,536	–
	$51,816	$6,487

The fair value of the Company’s derivative financial instruments as disclosed above are determined based on Bloomberg quoted market prices and confirmations received from counterparties, which are adjusted for credit risk.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments but does not expect any counterparties to fail to meet their obligations. The Company deals with only highly rated counterparties, normally major financial institutions. The Company is exposed to credit risk when there is a positive fair value of derivative financial instruments at a reporting date. The maximum amount that would be at risk if the counterparties to derivative financial instruments with positive fair values failed completely to perform under the contracts was $1.2 million as at December 31, 2015 (2014 – $1.1 million).

The carrying values of the Company’s financial instruments approximate their fair values, except as follows:

As at	December 31, 2015		December 31, 2014

	Carrying value	Fair value	Carrying value	Fair value
Long-term debt excluding deferred financing fees	$1,550,903	$1,449,523	$1,739,767	$1,777,670

There is no publicly traded market for the limited recourse debt facilities. The fair value disclosed on a recurring basis and categorized as Level 2 within the fair value hierarchy is estimated by reference to current market prices for debt securities with similar terms and characteristics. The fair value of the unsecured notes disclosed on a recurring basis and also categorized as Level 2 within the fair value hierarchy was estimated by reference to a limited number of small transactions at the end of 2015 and 2014. The fair value of the Company’s unsecured notes will fluctuate until maturity.

19. Financial risk management:

a) Market risks:

The Company’s operations consist of the production and sale of methanol. Market fluctuations may result in significant cash flow and profit volatility risk for the Company. Its worldwide operating business as well as its investment and financing activities are affected by changes in methanol and natural gas prices and interest and foreign exchange rates. The Company seeks to manage and control these risks primarily through its regular operating and financing activities and uses derivative instruments to hedge these risks when deemed appropriate. This is not an exhaustive list of all risks, nor will the risk management strategies eliminate these risks.

68    2015 Methanex Corporation Annual Report

Methanol price risk

The methanol industry is a highly competitive commodity industry and methanol prices fluctuate based on supply and demand fundamentals and other factors. Accordingly, it is important to maintain financial flexibility. The Company has adopted a prudent approach to financial management by maintaining a strong balance sheet including back-up liquidity.

Natural gas price risk

Natural gas is the primary feedstock for the production of methanol and the Company has entered into medium to long-term natural gas supply contracts for its production facilities in New Zealand, Trinidad, the United States and Egypt. These natural gas supply contracts include base and variable price components to reduce the commodity price risk exposure. The variable price component is adjusted by formulas related to methanol prices above a certain level. The Company enters into natural gas forward supply contracts at fixed prices to manage its exposure to natural gas price risk in North America.

Interest rate risk

Interest rate risk is the risk that the Company suffers financial loss due to changes in the value of an asset or liability or in the value of future cash flows due to movements in interest rates.

The Company’s interest rate risk exposure is mainly related to long-term debt obligations.

As at	Dec 31 2015	Dec 31 2014
Fixed interest rate debt:
Unsecured notes	$1,184,899	$1,333,222
	$1,184,899	$1,333,222
Variable interest rate debt:
Egypt limited recourse debt facilities	$330,003	$368,678
Other limited recourse debt facilities	20,988	20,138
	$350,991	$388,816

For fixed interest rate debt, a 1% change in interest rates would result in a change in the fair value of the debt (disclosed in note 18) of approximately $80.3 million as of December 31, 2015 (2014 – $109.5 million).

The fair value of variable interest rate debt fluctuates primarily with changes in credit spreads.

For the variable interest rate debt that is unhedged, a 1% change in LIBOR would result in a change in annual interest payments of $3.5 million as of December 31, 2015 (2014 – $1.0 million).

Foreign currency risk

The Company’s international operations expose the Company to foreign currency exchange risks in the ordinary course of business. Accordingly, the Company has established a policy that provides a framework for foreign currency management and hedging strategies and defines the approved hedging instruments. The Company reviews all significant exposures to foreign currencies arising from operating and investing activities and hedges exposures if deemed appropriate.

The dominant currency in which the Company conducts business is the United States dollar, which is also the reporting currency.

Methanol is a global commodity chemical that is priced in United States dollars. In certain jurisdictions, however, the transaction price is set either quarterly or monthly in the local currency. Accordingly, a portion of the Company’s revenue is transacted in Canadian dollars, euros, Chinese yuan and, to a lesser extent, other currencies. For the period from when the price is set in local currency to when the amount due is collected, the Company is exposed to declines in the value of these currencies compared to the United States dollar. The Company also purchases varying quantities of methanol for which the transaction currency is the euro, Chinese yuan and, to a lesser extent, other currencies. In addition, some of the Company’s underlying operating costs and capital expenditures are incurred in other currencies. The Company is exposed to increases in the value of these currencies that could have the effect of increasing the United States dollar equivalent of cost of sales and operating expenses and capital expenditures. The Company has elected not to actively manage these exposures at this time except for a portion of the net exposure to euro revenues, which is hedged through forward exchange contracts each quarter when the euro price for methanol is established.

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As at December 31, 2015, the Company had a net working capital asset of $66.6 million in non U.S. dollar currencies (2014 – $117.1 million). Each 10% strengthening (weakening) of the U.S. dollar against these currencies would decrease (increase) the value of net working capital and pre-tax cash flows and earnings by approximately $6.7 million (2014 – $11.7 million).

b) Liquidity risks:

Liquidity risk is the risk that the Company will not have sufficient funds to meet its liabilities, such as the settlement of financial debt and lease obligations and payment to its suppliers. The Company maintains liquidity and makes adjustments to it in light of changes to economic conditions, underlying risks inherent in its operations and capital requirements to maintain and grow its operations. As at December 31, 2015, the Company had $255 million of cash and cash equivalents. In addition, the Company has an undrawn credit facility of $400 million provided by highly rated financial institutions that expires in December 2019.

In addition to the above-mentioned sources of liquidity, the Company constantly monitors funding options available in the capital markets, as well as trends in the availability and costs of such funding, with a view to maintaining financial flexibility and limiting refinancing risks.

The expected cash outflows of financial liabilities from the date of the balance sheet to the contractual maturity date are as follows:

As at December 31, 2015	Carrying amount	Contractual cash flows	1 year or less	1-3 years	3-5 years	More than 5 years
Trade and other payables[1]	$447,719	$447,719	$447,719	$–	$–	$–
Finance lease obligations	120,896	281,142	18,062	37,241	38,776	187,063
Long-term debt[2]	1,535,890	2,331,526	117,396	220,288	567,280	1,426,562
Cash flow hedges	42,653	51,816	5,073	10,637	8,570	27,536
	$2,147,158	$3,112,203	$588,250	$268,166	$614,626	$1,641,161

[1]	Excludes tax and accrued interest.

[2]	Contractual cash flows include contractual interest payments related to debt obligations. Interest rates on variable rate debt are based on prevailing rates as at December 31, 2015.

c) Credit risks:

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of offset exists and also includes the fair values of contracts with individual counterparties that are recorded in the financial statements.

Trade credit risk

Trade credit risk is defined as an unexpected loss in cash and earnings if the customer is unable to pay its obligations in due time or if the value of the security provided declines. The Company has implemented a credit policy that includes approvals for new customers, annual credit evaluations of all customers and specific approval for any exposures beyond approved limits. The Company employs a variety of risk-mitigation alternatives, including certain contractual rights in the event of deterioration in customer credit quality and various forms of bank and parent company guarantees and letters of credit to upgrade the credit risk to a credit rating equivalent or better than the stand-alone rating of the counterparty. Trade credit losses have historically been minimal and as at December 31, 2015 substantially all of the trade receivables were classified as current.

Cash and cash equivalents

To manage credit and liquidity risk, the Company’s investment policy specifies eligible types of investments, maximum counterparty exposure and minimum credit ratings. Therefore, the Company invests only in highly rated investment-grade instruments that have maturities of three months or less.

Derivative financial instruments

The Company’s hedging policies specify risk management objectives and strategies for undertaking hedge transactions. The policies also include eligible types of derivatives and required transaction approvals, as well as maximum counterparty exposures and minimum credit ratings. The Company does not use derivative financial instruments for trading or speculative purposes.

To manage credit risk, the Company only enters into derivative financial instruments with highly rated investment-grade counterparties. Hedge transactions are reviewed, approved and appropriately documented in accordance with Company policies.

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20. Retirement plans:

a) Defined benefit pension plans:

The Company has non-contributory defined benefit pension plans covering certain employees. The Company does not provide any significant post-retirement benefits other than pension plan benefits. Information concerning the Company’s defined benefit pension plans, in aggregate, is as follows:

As at	Dec 31 2015	Dec 31 2014
Accrued benefit obligations:
Balance, beginning of year	$64,346	$70,189
Current service cost	1,615	1,851
Interest cost on accrued benefit obligations	2,361	2,998
Benefit payments	(2,369)	(3,509)
Settlements	–	–
Actuarial loss	(544)	(404)
Foreign exchange gain	(9,443)	(6,779)
Balance, end of year	55,966	64,346
Fair values of plan assets:
Balance, beginning of year	48,165	50,477
Interest income on assets	1,646	2,164
Contributions	1,429	1,791
Benefit payments	(2,369)	(3,509)
Settlements	–	–
Return on plan assets	(1,626)	1,347
Foreign exchange loss	(6,959)	(4,105)
Balance, end of year	40,286	48,165
Unfunded status	15,680	16,181
Minimum funding requirement	–	–
Defined benefit obligation, net	$15,680	$16,181

The Company has an unfunded retirement obligation of $20.0 million as at December 31, 2015 (2014 – $22.1 million) for its employees in Chile that will be funded at retirement in accordance with Chilean law. The accrued benefit for the unfunded retirement arrangement in Chile is paid when an employee leaves the Company in accordance with plan terms and Chilean regulations. The Company has a net funded retirement asset of $3.7 million as at December 31, 2015 (2014 – $5.2 million) for certain employees and retirees in Canada and a net funded retirement asset of $0.6 million as at December 31, 2015 (2014 – $0.8 million) in Europe.

These defined benefit plans expose the Company to actuarial risks, such as longevity risk, currency risk, interest rate risk and market risk on the funded plans. Additionally, as the plans provide benefits to plan members predominantly in Canada and Chile, the plans expose the Company to foreign currency risk for funding requirements. The primary long-term risk is that the Company will not have sufficient plan assets and liquidity to meet obligations when they fall due. The weighted average duration of the defined benefit obligation is 10 years. The Company estimates that it will make additional contributions relating to its defined benefit pension plans totaling $5.0 million in 2016.

The Company’s net defined benefit pension plan expense charged to the consolidated statements of income for the years ended December 31, 2015 and 2014 is as follows:

For the years ended December 31	2015	2014
Net defined benefit pension plan expense:
Current service cost	$1,615	$1,851
Net interest cost	715	834
Cost of settlement	–	–
	$2,330	$2,685

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The Company’s current year actuarial gains, recognized in the consolidated statements of comprehensive income for the years ended December 31, 2015 and 2014, are as follows:

For the years ended December 31	2015	2014
Actuarial (loss) gain	$(1,371)	$32
Minimum funding requirement	–	–
Actuarial (loss) gain, net	$(1,371)	$32

The Company uses a December 31 measurement date for its defined benefit pension plans. Actuarial reports for the Company’s defined benefit pension plans were prepared by independent actuaries for funding purposes as of December 31, 2013 in Canada. The next actuarial reports for funding purposes for the Company’s Canadian defined benefit pension plans are scheduled to be completed as of December 31, 2016.

The discount rate is the most significant actuarial assumption used in accounting for the defined benefit pension plans. As at December 31, 2015, the weighted average discount rate for the defined benefit obligation was 4.0% (2014 – 4.0%). A decrease of 1% in the weighted average discount rate at the end of the reporting period, while holding all other assumptions constant, would result in an increase to the defined benefit obligation of approximately $5.6 million.

The asset allocation for the defined benefit pension plan assets as at December 31, 2015 and 2014 is as follows:

As at	Dec 31 2015	Dec 31 2014
Equity securities	47%	47%
Debt securities	30%	30%
Cash and other short-term securities	23%	23%
Total	100%	100%

The fair values of the above equity and debt instruments are determined based on quoted market prices in active markets whereas the fair values of cash and other short-term securities are not based on quoted market prices in active markets. The plan assets are held separately from those of the Company in funds under the control of trustees.

b) Defined contribution pension plans:

The Company has defined contribution pension plans. The Company’s funding obligations under the defined contribution pension plans are limited to making regular payments to the plans, based on a percentage of employee earnings. Total net pension expense for the defined contribution pension plans charged to operations during the year ended December 31, 2015 was $6.7 million (2014 –$5.1 million).

21. Commitments and contingencies:

a) Take-or-pay purchase contracts and related commitments:

The Company has commitments under take-or-pay contracts to purchase natural gas, to pay for transportation capacity related to this natural gas and to purchase oxygen and other feedstock requirements up to 2035. The minimum estimated commitment under these contracts, except as noted below, is as follows:

As at December 31, 2015

2016	2017	2018	2019	2020	Thereafter
$ 467,192	$ 405,239	$ 390,646	$ 300,504	$ 221,441	$ 1,229,685

In the above table, the Company has included natural gas commitments at the contractual volume and prices.

b) Chile and Argentina natural gas supply contracts:

The Company has supply contracts with Argentine suppliers for natural gas sourced from Argentina for a significant portion of the capacity for our facilities in Chile with expiration dates between 2017 and 2025. Since June 2007, the Company’s natural gas suppliers from Argentina have curtailed all gas supply to the Company’s plants in Chile. Under the current circumstances, the Company does not expect to receive any further natural gas supply from Argentina under these long-term arrangements. These potential purchase obligations have been excluded from the table above.

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The Company also has supply contracts with Empresa Nacional del Petróleo (“ENAP”) for a portion of the capacity for our facilities in Chile. Over the last few years ENAP has delivered significantly less than the full amount of natural gas than it was obligated to deliver under these contracts. These potential purchase obligations have been excluded from the table above.

c) Operating lease commitments:

The Company has future minimum lease payments under operating leases relating primarily to vessel charter, terminal facilities, office space, equipment and other operating lease commitments as follows:

As at December 31, 2015

2016	2017	2018	2019	2020	Thereafter
$ 86,857	$ 66,802	$ 56,237	$ 48,651	$ 38,410	$ 208,535

The minimum lease payments relate to the right of use of the leased asset and exclude non-lease elements such as the reimbursement of operating costs.

For the year ended December 31, 2015, the Company recognized as an expense $160.7 million (2014 – expense of $130.5 million) relating to operating lease payments, including time charter vessel payments.

d) Leased assets not yet in service:

The Company has future minimum lease payments under finance leases related to two time charter agreements for vessels which are currently under construction and expected to be delivered in 2016. The minimum lease payments under these leases have been excluded from the operating lease commitments table above as, once delivered, an asset and liability will be recognized at the lower of fair value and the present value of the minimum lease payments. This is estimated to be approximately $50 million per vessel.

The Company also has future minimum lease payments under operating leases related to three time charter agreements for vessels which are currently under construction and expected to be delivered in 2016. The minimum lease payments under these leases have been excluded from the operating lease commitments table above as the contracts contain certain cancellation features which are dependent on the delivery of the vessels. Once delivered, these vessels will have a total minimum commitment of approximately $50 million per vessel.

e) Purchased methanol:

The Company has marketing rights for 100% of the production from its jointly owned plants (the Atlas plant in Trinidad in which it has a 63.1% interest and the plant in Egypt in which it has a 50% interest), which results in purchase commitments of an additional 1.3 million tonnes per year of methanol offtake supply when these plants operate at capacity. As at December 31, 2015, the Company also had commitments to purchase methanol from other suppliers for approximately 1.1 million tonnes for 2016 and thereafter. The pricing under these purchase commitments is referenced to pricing at the time of purchase or sale, and accordingly, no amounts have been included in the table above.

22. Related parties:

The Company has interests in significant subsidiaries and joint ventures as follows:

Name	Country of incorporation	Principal activities	Interest %
			Dec 31 2015	Dec 31 2014
Significant subsidiaries:
Methanex Asia Pacific Limited	Hong Kong	Marketing & distribution	100%	100%
Methanex Europe NV	Belgium	Marketing & distribution	100%	100%
Methanex Methanol Company, LLC	United States	Marketing & distribution	100%	100%
Egyptian Methanex Methanol Company S.A.E.	Egypt	Production	50%	50%
Methanex Chile S.A.	Chile	Production	100%	100%
Methanex New Zealand Limited	New Zealand	Production	100%	100%
Methanex Trinidad (Titan) Unlimited	Trinidad	Production	100%	100%
Methanex U.S.A. LLC	United States	Production	100%	100%
Methanex Louisiana LLC	United States	Production	100%	100%
Waterfront Shipping Company Limited	Cayman Islands	Shipping	100%	100%
Significant joint ventures:
Atlas Methanol Company Unlimited[1]	Trinidad	Production	63.1%	63.1%

[1]	Summarized financial information for the group’s investment in Atlas is disclosed in note 6.

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Transactions between the Company and Atlas are considered related party transactions and are included within the summarized financial information in note 6. Atlas revenue for the year ended December 31, 2015 of $373 million (2014 – $364 million) is a related party transaction as the Company has marketing rights for 100% of the methanol produced by Atlas. Balances outstanding with Atlas as at December 31, 2015 and provided in the summarized financial information in note 6 include receivables owing from Atlas to the Company of $5 million (2014 – $13 million), and payables to Atlas of $72 million (2014 – $81 million). The Company has total loans outstanding to Atlas as at December 31, 2015 of $75.6 million (2014 – $43.8 million) which are unsecured and due at maturity.

Remuneration of non-management directors and senior management, which includes the members of the executive leadership team, is as follows:

For the years ended December 31	2015	2014
Short-term employee benefits	$6,761	$8,782
Post-employment benefits	411	500
Other long-term employee benefits	42	52
Share-based compensation recovery	(11,682)	(7,117)
Total	$(4,468)	$2,217

23. Non-controlling interest:

The Company has a 50% interest in Egyptian Methanex Methanol Company S.A.E. (“Methanex Egypt”) located in Egypt, which has material non-controlling interests. The following table summarizes the Methanex Egypt financial information, except as noted, included in the consolidated financial statements, before any inter-company eliminations:

As at	Dec 31 2015	Dec 31 2014
Current assets	$231,060	$251,100
Non-current assets	777,621	819,125
Current liabilities	(178,775)	(100,035)
Non-current liabilities	(359,328)	(455,377)
Net assets	470,578	514,813
Carrying amount of Methanex Egypt non-controlling interest	229,432	248,754
Carrying amount of other non-controlling interests	19,412	18,090
Total carrying amount of non-controlling interests	$248,844	$266,844

For the years ended December 31	2015	2014
Revenue	$31,237	$287,600
Net (loss) income	(51,766)	53,526
Other comprehensive income	2,235	9,549
Total comprehensive (loss) income	(49,531)	63,075
Net (loss) income allocated to Methanex Egypt non-controlling interest	(456)	49,778
Net income allocated to other non-controlling interests	2,192	1,920
Total net income allocated to non-controlling interests	1,736	51,698
Other comprehensive income allocated to non-controlling interest	1,118	5,267
Dividends paid to non-controlling interest	$–	$32,498

For the years ended December 31	2015	2014
Cash flows from operating activities	$14,903	$111,361
Cash flows from financing activities	(51,010)	(88,660)
Cash flows from investing activities	$(1,604)	$(2,835)

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